

December 14, 2010

Mark Klok
Chief Executive Officer
Fuelstream, Inc.
10757 South River Front Parkway, Suite 125
South Jordan, UT 84095

  Re: Fuelstream, Inc.
     Form 10-K for the year ended December 31, 2009
     Filed March 31, 2010
     Form 10-Q for the quarter ended March 31, 2010
     Filed May 13, 2010
     Form 10-Q for the quarter ended September 30, 2010
     Filed November 15, 2010
     File No. 333-14477

Dear Mr. Klok:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Note 5. Options and Warrants, page 31

1. Although you disclose on page 32 that all stock options had been cancelled and there are no options outstanding at December 31, 2009, your table on page 37 appears to show outstanding options as of that date. Please explain this apparent inconsistency to us and revise future filings as necessary.

Signatures, page 43

2. Please note that your Form 10-K should be signed by your principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of the board of directors. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2 of General Instruction D to Form 10-K. Accordingly, if your chief executive officer also serves as your principal financial officer and principal accounting officer and a director please revise future filings to indicate each capacity in which he or she signs the report.

Exhibit 31

3. We note that the introductory language in paragraph 4 does not include a statement of the certifying officer's responsibility for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). In future filings, please ensure that your certifications use the exact wording from Item 601(b)(31) of Regulation S-K.

Exhibits 31 and 32

4. Please note that your certifications should be signed by the principal executive officer and the principal financial officer. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the certification. If your chief executive officer also serves as your principal financial officer, in future filings, please indicate each capacity in which he or she signs the report.

Form 10-Q for the quarter ended March 31, 2010

Exhibits 31 and 32

5. Although your certifications dated May 15, 2010 are signed by John D. Thomas, we note your Form 8-K dated May 10, 2010 announces that Mark Klok was appointed chief executive officer on May 10, 2010. Please revise the certifications so that they are currently dated and signed by the principal executive officer and principal financial officer who are serving in such capacities at the time of the filing. Refer to Item 601(b)(31) of Regulation S-K and Question 13 of the Sarbanes-Oxley Act Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002) available at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Mark Klok
Fuelstream, Inc.
December 14, 2010
Page 3

Form 10-Q for the quarter ended September 30, 2010

Note 3. Lease Purchase Agreement, page 7

6. You disclose that you have an unconditional obligation under your lease purchase agreement to pay certain cash installment payments of $1,200,000 during the twelve month period following the closing of the agreement. We further note that you are currently in default of the first installment payment of $300,000 which was due on or before the sixtieth day from the closing of the agreement. Please explain to us why it does not appear you have reflected this lease agreement in your financial statements. In doing so, please tell us how you accounted for this arrangement and tell us and disclose in future filing the repercussions of defaulting on the lease.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 or Andrew Blume at 202-551-3254 if you have questions. In their absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief